Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES RESULTS OF ITS ANNUAL MEETING OF LIMITED PARTNERS

ATHENS, GREECE, October 11, 2019 — Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) today announced that it held its annual meeting of Limited Partners in Athens, Greece on October 11, 2019. At that meeting:

1.	Keith Forman was re-elected to act as a Class III Director until the Partnership’s 2022 annual meeting of Limited Partners (“Proposal One”);

2.	Eleni Tsoukala was re-elected to act as a Class III Director until the Partnership’s 2022 annual meeting of Limited Partners (“Proposal Two”);

3.	The appointment of Deloitte Certified Public Accountants S.A., as independent registered public accounting firm for the fiscal year ending December 31, 2019, was ratified (“Proposal Three”).

No other actions were taken at the meeting.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 11 vessels, including ten neo-panamax container vessels and one capesize bulk carrier.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com